H.J. Heinz Company
World Headquarters
One PPG Place
Suite 3100
Pittsburgh, PA 15222
March 27, 2009
Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	H.J. Heinz Company Form 10-K for the Fiscal Year Ended April 30, 2008 Filed June 19, 2008 File No. 1-03385
Dear Ms. Blye:
     This responds to your letter dated March 3, 2009, addressed to Arthur B. Winkleblack, Executive Vice President and Chief Financial Officer of H.J. Heinz Company.
     For your convenience, the staff’s comment is set forth below first in italics.
“We are aware of a May 2007 news report indicating that Heinz ketchup is available in Cuba, and a May 2008 news report that Heinz ketchup is available in Iran. Cuba and Iran are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding your contacts with these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba and Iran, whether through direct or indirect arrangements. Your response should describe any products you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.”
     The Company does not sell any of its Heinz Ketchup or other consumer packaged goods directly to consumers or retail, foodservice or wholesale customers in Cuba or Iran nor to its knowledge, has it sold such products to these countries, directly or indirectly, for at least the last three fiscal years. Further, the Company does not have any distributors or sales agents in these countries. Except as set forth below, the Company does not, and has not for at least the last three fiscal years, had any agreements, commercial arrangements or other contacts with the governments of these countries, or entities controlled by these governments. Furthermore, the Company does not intend to sell

Heinz Ketchup or any other of its consumer packaged good products in Cuba or Iran, nor does it intend to have any contacts or enter into any future commercial arrangements except as set forth below. Of course, once a product legally enters the stream of commerce, the Company cannot prevent further resales and distributions of that product.
     In accordance with the terms of an agricultural commodity export license duly issued by a U.S. regulatory agency pursuant to a humanitarian exception to the export sanctions, Heinz has sold a small quantity of tomato seeds in Iran through a third party distributor since May 30, 2006. The license will expire by its terms in July of this year. In addition, the Company routinely takes actions to protect its intellectual property rights in certain trademarks in many countries throughout the world, including Cuba and Iran. In connection with such protection efforts, the Company has used trademark agent firms with an agent or branch office in these countries to assist with the registration of trademarks. Contact with these firms has been minimal and solely limited to trademark registration activities.
     The Company is committed to compliance with U.S. economic sanctions and export controls.
Closing Comments
     In connection with responding to your comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or need additional information, please contact me by telephone at (412) 456-6007 or by facsimile at (412) 456-6115.
Very truly yours,
/S/ Theodore N. Bobby
Theodore N. Bobby
Executive Vice President & General Counsel
cc:	Arthur B. Winkleblack Roger Schwall Pradip Bhaumik

3